2 February 2007

Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from UBS AG pursuant to Section 198 of the Companies Act 1985, that on 31 January 2007 UBS AG London Branch, had an interest in 56,427,618 ordinary shares of Corus Group plc's issued share capital, representing 5.97%.


END